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                                                                    Exhibit 99.7

FOR FURTHER INFORMATION:
Francis M. Canavan
618-394-2627


www.zeigler-coal.com


FOR IMMEDIATE RELEASE
MONDAY, AUGUST 3, 1998

                         ZEIGLER ANNOUNCES SALE AGREEMENT
                         --------------------------------

FAIRVIEW HEIGHTS, IL, AUGUST 3, 1998 - ZEIGLER COAL HOLDING COMPANY (NYSE:
ZEI) announced that it has executed a definitive agreement for the sale of the Company to AEI Resources, Inc., a private coal company based in Kentucky, for $21.25 per share in cash. AEI Resources will tender for all of Zeigler's outstanding common shares with the tender expected to close during the week of August 31. Zeigler's Board of Directors voted unanimously to approve execution of the agreement with AEI Resources.

The deal values Zeigler at approximately $849 million, including $608 million for the purchase of equity and $241 million for the assumption of debt. Zeigler is the second largest publicly traded coal company in the United States with coal mining assets in the Powder River Basin, Central Appalachia and the Illinois Basin. AEI Resources is a private company owned by the Addington family that has coal mining assets in the eastern United States. Credit Suisse First Boston acted as financial advisor to Zeigler on this transaction.

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